Exhibit 99.1

GENOIL, INC.
Consolidated Balance Sheets

ASSETS

	March 31,	December 31,
	2016	2015

CURRENT ASSETS

Cash and cash equivalents	$-	$-
Due from related-parties	455,477	430,302

Total Current Assets	455,477	430,302

PROPERTY AND EQUIPMENT, net	110,313	111,796

OTHER ASSETS
Intangible assets	43,970	45,389

TOTAL ASSETS	$609,760	$587,487

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES

Trade and other payables	$94,196	$89,795
Accrued interest payable	654,721	593,160
Convertible notes, current portion	2,190,729	2,186,012
Due to investors	118,530	-
Due to related parties	143,559	126,025
Promissory notes	104,803	104,803

Total Current Liabilities	3,306,538	3,099,795

NON-CURRENT LIABILITIES

Derivative liabilitty	1,418,579	592,238

Total Non-Current Liabilities	1,418,579	592,238

TOTAL LIABILITIES	4,725,117	3,692,033

STOCKHOLDERS' DEFICIT

Share capital	60,471,481	60,256,681
Contributed surplus	23,273,432	23,273,432
Accumulated other comprehensive income	33,820	53,591
Accumulated deficit	(87,894,090)	(86,688,250)

Total Stockholders' Deficit	(4,115,357)	(3,104,546)

TOTAL LIABILITIES AND STOCKHOLDERS'
DEFICIT	$609,760	$587,487

The accompanying notes are an integral part of these consolidated statements.

GENOIL, INC.
Consolidated Statements of Operations

	For the Three Months Ended
	March 31,
	2016	2015

REVENUES	$-	$-
COST OF SALES	-	-

GROSS PROFIT	-	-

OPERATING EXPENSES

General and administrative	162,758	99,639
Accounting and professional	26,532	16,607
Research and development	66,000	-
Depreciation and amortization	2,902	5,351

Total Operating Expenses	258,192	121,597

LOSS FROM OPERATIONS	(258,192)	(121,597)

OTHER EXPENSES

Finance expense	(46,507)	(41,991)
Loss on settlement of debt	(74,800)	-
Gain (loss) on derivative liability	(826,341)	55,811

Total Other Expenses	(947,648)	13,820

INCOME (LOSS) BEFORE INCOME TAXES	(1,205,840)	(107,777)
PROVISION FOR INCOME TAXES	-	-

NET INCOME (LOSS)	$(1,205,840)	$(107,777)

Foreign Currency Translation	(19,771)	63,820

COMPREHENSIVE INCOME (LOSS)	$(1,225,611)	$(43,957)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	$422,075,672	$403,351,502

BASIC AND DILUTED INCOME (LOSS)
PER SHARE	$(0.00)	$(0.00)

The accompanying notes are an integral part of these financial statements.

GENOIL, INC.
Consolidated Statements of Stockholders' Deficit

				Accumulated
				Other		Total
	Common	Share	Contributed	Comprehensive	Accumulated	Stockholders'
	Shares	Capital	Surplus	Income	Deficit	(Deficit)

Balance, December 31, 2013	381,208,834	$59,179,822	$23,550,838	$(14,395)	$(86,969,951)	$(4,253,686)

Issuance of common shares	24,142,668	360,650	(277,406)	-	-	83,244

Other comprehensive income	-	-	-	(15,755)	-	(15,755)

Net loss for the year ended
December 31, 2014	-	-	-	-	(558,516)	(558,516)

Balance, December 31, 2014	405,351,502	59,540,472	23,273,432	(30,150)	(87,528,467)	(4,744,713)

Other comprehensive income	-	-	-	83,741	-	83,741

Issuance of common shares	14,324,170	716,209	-	-	-	716,209

Net income for the year ended
December 31, 2015	-	-	-	-	840,217	840,217

Balance, December 31, 2015	419,675,672	60,256,681	23,273,432	53,591	(86,688,250)	(3,104,546)

Issuance of common shares
(unaudited)	4,800,000	214,800	-	-	-	214,800

Other comprehensive income
(uanaudited)	-	-	-	(19,771)	-	(19,771)

Net loss for the three months
ended March 31, 2016
(unaudited)	-	-	-	-	(1,205,840)	(1,205,840)

Balance, March 31, 2016 (unaudited)	424,475,672	$60,471,481	$23,273,432	$33,820	$(87,894,090)	$(4,115,357)

The accompanying notes are an integral part of these financial statements.

GENOIL, INC.
Consolidated Statements of Cash Flows

	For the Three Months Ended
	March 31,
	2016	2015
OPERATING ACTIVITIES
Net income (loss)	$(1,205,840)	$(107,777)
Adjustments to reconcile loss
to cash flows from operating activities:
Depreciation and amortization	2,902	5,351
Loss on settlement of debt	74,800	-
Derivative liability adjustment	826,341	(55,811)
Changes in operating assets and liabilities
Accrued interest payable	61,561	41,991
Trade and other payables	58,294	42,561

Net Cash Used in Operating Activities	(181,942)	(73,685)

INVESTING ACTIVITIES
Purchase of fixed assets	-	-

Net Cash Used in Investing Activities	-	-

FINANCING ACTIVITIES
Net change in related-party receivables	25,175	(54,111)
Net change in related-party payables	18,466	7,196
Net change in convertible notes payable	-	(43,220)
Change in due to investors	118,530	100,000
Common stock issued for cash	-	-

Net Cash Provided by Financing Activities	162,171	9,865

NET INCREASE (DECREASE) IN CASH	(19,771)	(63,820)
CASH AT BEGINNING OF YEAR	-	-
FOREIGN EXCHANGE TRANSLATION	19,771	63,820

CASH AT END OF YEAR	$-	$-

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION

CASH PAID FOR:
Income taxes	$-	$-
Interest	-	-

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Related-party receivable for accounts payable	$-	$-
Common stock issued for investor notes	-	-

The accompanying notes are an integral part of these financial statements.

GENOIL INC.
Notes to the Consolidated Financial Statements
March 31, 2016 (Unaudited) and December 31, 2015
(amounts in Canadian dollars, unless indicated otherwise)

1.	REPORTING ENTITY AND GOING CONCERN

Genoil Inc. ("Genoil") was incorporated under the Canada Business Corporations Act in September 1996. The consolidated financial statements of Genoil Inc. at March 31, 2016 comprise Genoil Inc. and its subsidiaries, Genoil USA Inc., Genoil Emirates LLC ("Emirates LLC") and Two Hills Environmental Inc. ("Two Hills") (collectively the "Company"). The Company is a technology development company focused on providing innovative solutions to the oil and gas industry through the use of proprietary technologies. The Company's business activities are primarily directed to the development and commercialization of its upgrader technology, which is designed to economically convert heavy crude oil into light synthetic crude. The Company is listed on the TSX Venture Exchange under the symbol GNO as well as the Nasdaq OTC Bulletin Board using the symbol GNOLF.OB. The Company's registered address is care of Bennett Jones LLP, Suite 4500, 855 - 2nd Street SW, Calgary, Alberta.

These consolidated financial statements have been presented on a going concern basis. The Company reported a net loss of $1,205,840 (2015 - $107,777) and used funds for operating activities of $181,942 (2015 - $73,685) for the three month period ended March 31, 2016. The Company had a net working capital deficiency of $2,861,061 ($2,669,493 at December 31, 2015) and a cumulative deficit of $87,894,090 ($86,688,250 at December 31, 2015) as at March 31, 2016. These factors indicate material uncertainties that cast significant doubt about to the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on commercializing its technologies, achieving profitable operations and obtaining the necessary financing in order to develop these technologies further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During the three months ended March 31, 2016, the Company received net cash proceeds of $162,171 (2015 - $9,865) pursuant to financing activities.

Management, utilizing close personal relationships, has been successful in raising capital through periodic private placements of the Company's common shares. Although these shares are subject to a "hold" period on both the United States and Canadian stock markets, the investors' confidence in the undertakings of management, with respect to future positive market performance of the Company's common stock, permits this avenue of financing to exist. External sources of debt financing are not available to the Company due to its precarious financial position.

GENOIL INC.
Notes to the Consolidated Financial Statements
March 31, 2016 (Unaudited) and December 31, 2015
(amounts in Canadian dollars, unless indicated otherwise)

1.	REPORTING ENTITY AND GOING CONCERN (CONTINUED)

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue its operations. Such adjustments could be material.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the Interpretations of the IFRS Interpretations Committee ("IFRIC") and in effect at the closing date of March 31, 2016. These consolidated financial statements were authorized for issue by the Board of Directors on December 13, 2016.

(b)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars ("CAD"), which is Genoil's functional currency and presentation currency. The functional currencies of the Company's subsidiaries are as follows:

Genoil USA Inc.	USD
Genoil Emirates LLC	USD
Two Hills Environmental Inc.	CAD

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of Consolidation:

The consolidated financial statements incorporate the financial statements of Genoil and entities controlled by it. Control is achieved where Genoil has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

GENOIL INC.
Notes to the Consolidated Financial Statements
March 31, 2016 (Unaudited) and December 31, 2015
(amounts in Canadian dollars, unless indicated otherwise)

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Genoil has the following subsidiaries:
▪	Genoil USA Inc., incorporated in Delaware, United States, which is a wholly-owned subsidiary of the Genoil.
▪	Genoil Emirates LLC, incorporated in the United Arab Emirates, which will focus upon the fields of oil and water processing and treatment in the United Arab Emirates. Emirates LLC is jointly-owned by S.B.K. Commercial Business Group LLC and Genoil. As of March 31, 2016, Emirates LLC had not yet commenced operations and holds no assets.
▪	Two Hills Environmental Inc., incorporated in Canada and registered in Alberta, which is a wholly-owned subsidiary of Genoil. Two Hills was formed to enter into the oilfield waste disposal industry by capitalizing upon its current undeveloped asset base. The asset base comprises a site under which three salt caverns have been formed in the Lotsberg Formation beneath the earth's surface. Such caverns are used in the oilfield disposal industry as a destination for oilfield wastes.

The financial results of Genoil's subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by Genoil.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

(b)	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation's functional currency are recognized in the consolidated statement of loss and comprehensive loss.

(c)	Cash and cash equivalents

Cash includes cash on hand and cash at banks. Cash equivalents include short term deposits held in money market funds with original maturities of less than three months and that are not subject to any risk of change in value.

GENOIL INC.
Notes to the Consolidated Financial Statements
March 31, 2016 (Unaudited) and December 31, 2015
(amounts in Canadian dollars, unless indicated otherwise)

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Trade and other receivables

Trade and other receivables, except for taxes prepaid and advances to suppliers, are initially recognized at fair value and subsequently accounted at amortized cost using the effective interest method less provision for impairment of such receivables. Taxes prepaid and advances to suppliers are accounted for at actually paid amounts. A provision for impairment of trade and other receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. An allowance is made for all receivables outstanding in excess of 90 days. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the provision is recognized in profit or loss. The primary factors that the Company considers whether a receivable is impaired is its overdue status.

(e)	Property and equipment

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost is determined as the expenditure directly attributable to the asset at acquisition, only when it is probable that future economic benefits will flow to the Company and the cost can be reliably measured. When an asset is disposed of, its carrying cost is derecognized. All repairs and maintenance costs are charged to profit or loss during the financial period in which they are incurred.

Depreciation over the estimated useful life of assets is provided on the following bases and annual rates:

Type	Method	Rate
Office Equipment	Straight line	5 years
Upgrader	Straight line	15 years
Crystal Sea Test Unit	Straight line	15 years

The Company allocates the amount initially recognized in respect of an item of property and equipment to its significant components and depreciates separately each such component, where applicable. The estimated residual value and useful lives of the property and equipment are reviewed at the end of each reporting period and adjusted if required.

The gains or losses on disposal of an item of property or equipment are determined by comparing the proceeds from disposal with the carrying amount of the property and equipment and are included in profit or loss.

(f)	Intangible assets

Intangible assets acquired outside business combinations are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated depreciation and any accumulated impairment losses. Internally generated intangible assets are not capitalized and the expenditure is reflected in profit or loss.

GENOIL INC.
Notes to the Consolidated Financial Statements
March 31, 2016 (Unaudited) and December 31, 2015
(amounts in Canadian dollars, unless indicated otherwise)

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible assets resulting from an acquisition are recorded at fair value. Fair value is estimated by management based on the expected discounted future cash flows associated with the intangible asset. Intangible assets with a finite life are amortized over the estimated useful life and intangible assets with an indefinite life are not subject to depreciation. Intangible assets are tested for impairment at each reporting period. Any impairment is identified by comparing the fair value of the intangible asset to its carrying value. Any excess of the carrying value of the intangible asset over the implied fair value is the impairment amount and will be charged to profit or loss in the period of the impairment.

Patents and technology rights are recorded at cost and are amortized at 10% on a declining-balance basis.

4.	INTANGIBLE ASSETS
	Technology Rights	Patents	Mineral Rights	Total
Cost of deemed cost
As at December 31, 2014	2,095,518	713,061	1,628,685	4,437,264
Additions	-	-	-	-
Impairment	-	-	-	-
As at December 31, 2015	$2,095,518	$713,061	$1,628,685	$4,437,264
Additions	-	-	-	-
Impairment	-	-	-	-
As at March 31, 2016	$2,095,518	$713,061	$1,628,685	$4,437,264

Accumulated amortization and impairment
As at December 31, 2014	2,095,518	661,997	1,628,685	4,386,201
Amortization	-	5,675	-	5,675
Impairment	-	-	-	-
As at December 31, 2015	$2,095,518	$667,672	$1,628,685	$4,391,876
Amortization	-	1,419	-	1,419
Impairment	-	-	-	-
As at March 31, 2016	$2,095,518	$663,415	$1,628,685	$4,387,619

Net book value
As at December 31, 2015	$-	$45,389	$-	$45,389
As at March 31, 2016	$-	$43,970	$-	$43,970

GENOIL INC.
Notes to the Consolidated Financial Statements
March 31, 2016 (Unaudited) and December 31, 2015
(amounts in Canadian dollars, unless indicated otherwise)

5.	PROMISSORY NOTES

As at March 31, 2016, there are three outstanding promissory notes which are past due. The aggregate note balance, including accrued interest, totaled $104,803 at March 31, 2016. The terms of these promissory notes are as follows:

	Principal	Interest rate	Accumulated interest	Ending balance
Promissory note 1	$51,759	-	$Nil	$51,759
Promissory note 2	US$25,000	12%	US$8,094	$35,414
Promissory note 3	$15,686	12%	$1,984	$17,630

6.	CONVERTIBLE NOTES
	Series A	Series E	Series F	Total

Balance, December 31, 2014	$171,181	$1,948,018	-	$2,167,144
Accretion	999	-	-	999
Partial conversions	(172,180)	-	172,180	-
Interest accrued	-	-	17,869	17,869
Balance, December 31, 2015	$-	$1,948,018	190,049	$2,186,012
Converted to common stock	-	-	-	-
Accretion	-	-	4,717	4,717
Interest accrued	-	-	-	-
Balance, March 31, 2016	$-	$1,948,018	$194,766	$2,190,729

At March 31, 2016 the aggregate principal balance of the Company's convertible notes totaled $2,190,729 ($2,186,012 at December 31, 2015).  Aggregate accrued interest payable on the Company's convertible notes totaled $648,297 at March 31, 2016 ($588,018 at December 31, 2015).  Accordingly the Company's total combined liability pursuant to the convertible notes totaled $2,839,026 as of March 31, 2016 ($2,774,030 at December 31, 2015).

Series A

The series A convertible notes are non-interest bearing and had an original maturity date of December 23, 2014. The Company continued to record accretion at the original effective interest rate of 12% up to the maturity date. The notes were convertible at the holder's option, into common shares of the Company at a rate of $0.44 per share at any time prior to maturity. The convertible notes could also be converted at the Company's option if the Company's common share trading price exceeds $1.55 per share for 30 consecutive trading days during the term of the note.  On January 1, 2015 the entire outstanding balance of the Series A notes was converted into series F convertible notes.

GENOIL INC.
Notes to the Consolidated Financial Statements
March 31, 2016 (Unaudited) and December 31, 2015
(amounts in Canadian dollars, unless indicated otherwise)

6.	CONVERTIBLE NOTES (Continued)

Series E

The series E convertible notes carry interest at 12% per annum, accrued semi-annually, and are convertible into common shares of the Company at the option of the holder. The outstanding principal balance at March 31, 2016 is $912,356 (December 31, 2015 - $912,356) and the difference between the principal and book value represents accrued interest. Interest accruing in 2014 has been classified as accounts payable and accrued expenses.  Prior to the 2014 fiscal year, accrued interest was added to the note account balance.  Approximately 89% of the amount is due to companies controlled by the Chairman and CEO. The notes had an original maturity date of October 6, 2009 and a current conversion price of $0.015 per share. The maturity date was extended to October 6, 2010 and then again to October 6, 2011.

Series F

The series F convertible notes carry interest at 12% per annum, accrued semi-annually, and are convertible into common shares of the Company at the option of the holder at a conversion price of CAD $0..015 per share.  In the event that the Company's common shares trade at a price equal to or greater than CAD $1.40 per share, the Company may elect to cause the conversion of outstanding principal into shares of its common stock at the conversion price. The outstanding principal balance at March 31, 2016 and December 31, 2015 is $172,180 and the difference between the principal and book value represents accrued interest.

GENOIL INC.
Notes to the Consolidated Financial Statements
March 31, 2016 (Unaudited) and December 31, 2015
(amounts in Canadian dollars, unless indicated otherwise)

7.	SHARE CAPITAL

(a)	Authorized
Unlimited number of common shares without par value
10,000,000 Class A Preferred shares, issuable in series, none of which are outstanding

(b)	Issued and outstanding common shares

	Number	Amount
Balance, December 31, 2014	405,351,502	$59,540,472

Private placements	14,324,170	716,209
Share issue expenses	-	-
Balance, December 31, 2015	419,675,682	$60,256,681

Private placements	4,800,000	214,800
Share issue expenses	-	-
Balance, March 31, 2016	424,475,682	$60,471,481

As at March 31, 2016, the derivative component was determined to be $1,418,579 (December 31, 2015 - $592,238). The fair value adjustment on derivative liability was a loss of $826,341 (gain of $55,811 for the three months ended March 31, 2015) which represents the movement in the fair value of the derivative liability during the period plus the net issuance/exercise of warrants of $-0- (2014 - $-0-).
(ii)

GENOIL INC.
Notes to the Consolidated Financial Statements
March 31, 2016 (Unaudited) and December 31, 2015
(amounts in Canadian dollars, unless indicated otherwise)

7.	SHARE CAPITAL (Continued)

The fair value of warrants issued during the three months ended March 31, 2015 and the 2014 fiscal year were estimated on the dates of grant using the Black-Scholes pricing model based on the following assumptions:

	2015	2014
Volatility	177%	183%
Expected life	4.75 years	5 years
Risk-free rate	1.74%	1.74%
Dividend yield	-	-
Weighted average fair value	$0.02	$0.02

8.	SUBSEQUENT EVENTS

the Company's management has reviewed all material events and there are no additional material subsequent events to report.